

August 7, 2012

Via E-mail
Andre S. Valentine
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

  Re: Convergys Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 23, 2012
    Form 10-Q for the Fiscal Quarter Ended June 30, 2012
    Filed July 31, 2012
    File No. 001-14379

Dear Mr. Valentine:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, page 24

1. You indicated in comment 4 to your response letter dated April 30, 2010 that beginning with your Form 10-Q for the three month period ended March 31, 2010, the company would disclose you "believe that Convergys has adequate liquidity from cash and expected future cash flows to fund ongoing operations, invest in the business and make

required debt payments <u>for the next twelve months.</u>" Please explain why you did not provide this disclosure in your Form 10-K.

Item 8. Financial Statements and Supplementary Data

Note 2. Accounting Policies

New Accounting Pronouncements, page 58

2.   Please tell us if and when you adopted the guidance in ASU 2011-08, "Intangibles – Goodwill and Other, Testing Goodwill for Impairment." Also, please confirm that your future discussion of your accounting for the impairment of goodwill will address this new guidance.

Note 5. Investment in Cellular Partnerships, page 60

3.   Tell us your consideration for providing audited financial statements for your equity method investees pursuant to Rule 3-09 of Regulation S-X. Please note that in the year of disposal of an equity method investee, audited financial statements of the investee should be provided through the date of sale if the investment was significant in the year of sale. Alternatively, unaudited financial statements of the investee may be provided, if the investment was not significant in the year of sale but was significant in one or more of the previously reported fiscal years. Additionally, for purposes of measuring significance in the year of disposal, the gain on disposal of the equity method investee should be included. Please provide your calculations and analysis to support your conclusion.

Note 6. Commitments and Contingencies

Contingencies, page 76

4.   We note from your legal proceedings disclosure that you are not named in the Hyundai Motor America matter and the likelihood of losses that may become payable to this call center client under claims related to this matter, the amount of potential losses associated with such claims, and whether such losses may be material cannot be determined or estimated at the time of your filing. Please note that your reference to "potential losses" is not consistent with the requirements of ASC 450-20-50 (i.e. "reasonably possible loss" or "probable loss"). Please confirm you will use terms that are consistent with this guidance for your pending legal contingencies in future filings.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2012</u>

<u>Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

5.   We note your disclosure at the bottom of page 23 for Customer Management revenue recognition is consistent with the revenue recognition policy disclosure in your December 31, 2011 Form 10-K. Please provides us with the revenue recognition policy disclosures that you intend to file in your December 31, 2012 Form 10-K as it relates to your software arrangements. In this regard, your disclosure in the December 31, 2011 Form 10-K referred to the Information Management policy for software revenue recognition, which was reported as discontinued operations in fiscal 2012 and may have contained policies that would not be relevant to the Customer Management segment. In your response, please tell us when the majority of this revenue stream is recognized (i.e. up-front, hosted subscription basis, etc.) and provide us with your VSOE analysis for multiple elements for this segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief